July 5, 2013

VIA EDGAR
Securities Exchange Commission
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Amit Pande

Re:    First Business Financial Services, Inc.
Form 10-K for the period ended December 31, 2012
Filed March 8, 2013
File No. 001-34095

Dear Mr. Pande:

We are in receipt of your letter dated June 26, 2013 (the “Comment Letter”) concerning the above-captioned filing of First Business Financial Services, Inc. (the “Company”) and hereby submit the following responses to the comments contained therein. To facilitate your review, we have repeated your comments below in bold italic type, followed by our responses.

December 31, 2012 Form 10-K

General

1.
We note you present the non-GAAP measure core earnings throughout your filing and in other documents included in Form 8-K's. Please revise future filings to change the name of this non-GAAP measure to more accurately reflect its content. In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results. Removal of the provision for loan losses and other credit costs from net income to arrive at “core” earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word “core” in its entirety.

In future filings including reports on Forms 10-K, 10-Q and 8-K, the Company undertakes to refer to this non-GAAP measure as “Pre-tax adjusted earnings” and remove any additional references to the word “core” in disclosure discussing such non-GAAP measure.

Note 17 - Fair Value, Page 97

2.
Considering the wide range of the unobservable inputs used for impaired loans disclosed on Page 98, please revise future filings to disclose the weighted average of the unobservable inputs. Refer to ASC 820-10-55-103 for example disclosure.

Mr. Amit Pande
July 5, 2013

The Company undertakes to include the weighted average of the unobservable inputs referenced above, as appropriate, in future filings.

* * * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (608) 232-5970 or jropella@firstbusiness.com.

Sincerely,

/s/ James F. Ropella

James F. Ropella
Senior Vice President & Chief Financial Officer